Exhibit 99.1

Vision Marine Technologies Announces Court Approval of Previously Announced Settlement with Certain Shareholders

New York State County Supreme Court, Commercial Division, approves previously announced settlement

Montreal, QC / August 14, 2025 / Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”) today announced that, on August 13, 2025, the New York State County Supreme Court, Commercial Division, formally approved the Company’s settlement of an outstanding legal claim related to certain of its shareholders, which was previously announced on May 16, 2025.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR) is a pioneer innovative marine company that offers premium boating experiences across both electric and internal combustion engine (ICE) segments. The Company designs, manufactures, and sells high-performance electric powertrain systems and boats, and operates a multi-brand boat retail and service platform through its Nautical Ventures division. With a vertically integrated model that spans technology, retail, and service, Vision Marine delivers scalable, market-ready solutions that enhance the on-water experience for consumers and commercial operators.

For more information, please visit www.visionmarinetechnologies.com.